SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad,
Curaçao
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Tokio Marine Management (TMM) in Production with Sapiens RapidSure and Sapiens Reinsurance Solutions

Successful 10 month implementation results in deployment of 12 lines of business across all 50 states for 5 writing companies resulting in significant cost savings.

New Jersey – June 4, 2012 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of innovative insurance software solutions announced today that Tokio Marine Management, Inc. (TMM) is now in production with two Sapiens solutions: Sapiens RapidSure Policy Administration and Sapiens Reinsurance solution.

The successful 10 month RapidSure implementation resulted in policy processing for 12 of TMM’s lines of personal and commercial business. In parallel, Sapiens Reinsurance implementation project was completed in April 2012 after an 11 month effort. These two implementations have made a great contribution toward the successful replacement of the company’s legacy mainframe system.

Commenting on the success of the Sapiens projects, TMM’s CIO Charlie Kuwabara said, “With RapidSure’s outstanding configuration tools and the system’s flexibility we were able to roll out 12 lines of business in a short period of time. Making good on their commitment, the Sapiens team was able to meet our aggressive schedule.”

Mr. Kuwabara continued, “Simultaneously, we implemented the reinsurance system. So, it’s been quite a busy and successful year, and we are well positioned to expand the scope of RapidSure."

Ron Karam, President, Sapiens North America Insurance division, noted, “We are very pleased to add Tokio Marine Management to our growing list of North American clients in production with RapidSure. Core system replacement is never easy, but by establishing a joint, yet small and agile implementation team, our organizations were able to quickly and effectively meet both the business objectives and the target timeline.”

Roni Al-Dor, President and CEO of Sapiens added, “It is very gratifying when an organization like TMM puts their trust in Sapiens and in our products. We appreciate their confidence in our ability to enable the replacement of TMM’s mission critical processing systems.”

About Tokio Marine Management, Inc. (TMM)

Tokio Marine Management, Inc. (TMM) is the management company for the U.S. Insurance operations of Tokio Marine & Nichido Fire Insurance Co., Ltd. (TMNF). For nearly 100 years, TMM has offered comprehensive commercial property and casualty insurance products to large- and middle-market companies in a variety of industries. For additional information, please visit www.tokiomarine.us.

About Sapiens International

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a global provider of innovative software solutions for the insurance industry. We offer end-to-end solutions for the Life & Pension, Property & Casualty, and Reinsurance markets. We serve over 75 insurance customers, backed by a team of over 700 insurance experts, operating through fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. Visit: www.sapiens.com.

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Media Contact:

Osnat Segev-Harel, CMO

Sapiens International

Tel: +972-8-938-2721

Email: osnat.se@sapiens.com

Investor Relations Contact:
Roni Giladi, CFO	James Carbonara, Regional Vice
Sapiens International	President, Hayden IR
Tel: +972-8-9382721	Office: +1-646-755-7412
E-mail: roni.g@sapiens.com	James@haydenir.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.
(Registrant)

Date: June 04, 2012	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer